Mail Stop 6010

May 12, 2006

VIA U.S. MAIL AND FACSIMILE (574) 293-6146

Vinod Khilnani
Chief Financial Officer
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514

> **Re:** **CTS Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 27, 2006**
> **Form 10-Q for the three months ended March 31, 2006**
> **File No. 001-04639**

Dear Mr. Khilnani:

We have reviewed your response dated April 18, 2006 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Balance Sheets, page 17

1.   We note your response to prior comment seven in our letter dated April 4, 2006. In future filings, please disclose that the short-term obligation is excluded from current liabilities due to the intent and ability to refinance with the long-term revolving credit facility. Refer to paragraph 15 of SFAS 6.

Form 10-Q for the three months ended March 31, 2006

Note C. Restructuring Charge, page 10

2.   In future filings, please disclose what your plans are with regard to the disposition of the Berne, Indiana manufacturing facility.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3664 with any other questions.

                                                Sincerely,

                                                Gary Todd
                                                Reviewing Accountant